GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



21 March 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

**Exemption File 82-5204**

New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange yesterday.

Yours faithfully,



pp **David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

dlw 4/10

**GKN increases its 51% shareholding in GKN Driveshafts (India) Ltd to 92.4%**

GKN today announces that, through its subsidiary company GKN Automotive GmbH, it will increase its current 51% shareholding in GKN Driveshafts (India) Ltd. This follows an open offer to all public shareholders at Rs 55/- (79p) per share following an agreement with International Finance Corporation (IFC) to acquire its 14.1% shareholding of 1.8 million shares at Rs.55/- per share. The offer opened on February 5 and closed successfully on March 5 when GKN had received valid acceptances constituting 27.3% of the total share capital. Upon acquisition of the shares under offer and the IFC holding GKN's shareholding will increase from 51% to 92.4%. The total cost to GKN will be £2.8 m for the shares acquired in this first open offer and £1.4m for the shares acquired from IFC.

Subject to local regulatory requirements, GKN Driveshafts (India) Ltd will be delisted from the relevant Indian Stock Exchanges following a second offer for the remaining outstanding shares.

For further information:
GKN Corporate Communications
+ 44 (0)207 463 2354